Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year	Year	Year	Seven Months	Five Months	Year
	Ended	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	May 31,	December 31,
	2010	2009	2008	2007	2007	2006
(dollars in thousancds)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Income (loss) before income taxes	$(27,419)	$(30,062)	$(38,855)	$(26,284)	$(46,982)	$664
Total Fixed charges	46,457	46,505	46,878	26,322	13,829	31,599
Earnings (loss) before fixed charges	$19,038	$16,443	$8,023	$38	$(33,153)	$32,263

Total fixed charges	$46,457	$46,505	$46,878	$26,322	$13,829	$31,599

Ratio of earnings to fixed charges(1)	—	—	—	—	—	1.02

(1)           If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00.  Due to our losses for the years ended December 31, 2010, 2009, and 2008, seven months ended December 31, 2007, and five months ended May 31, 2007 the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $27.4, $30.1, $38.9, $26.3, and $47.0 million for the years ended December 31, 2010, 2009, and 2008, seven months ended December 31, 2007, five months ended May 31, 2007, respectively, to achieve a coverage ratio of 1.00:1.00.